# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cartesian Growth Corporation II, CIK 0001889112
CUSIP: G19305112
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 505 Fifth Avenue, 15th Floor, New York, New Hampshire (NH), 10017
Date of event which requires filing of this statement: 11/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 800,000; sole dispositive power 0; shared dispositive power 800,000; aggregate amount beneficially owned 800,000 (6.2% of the class)
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 800,000; sole dispositive power 0; shared dispositive power 800,000; aggregate amount beneficially owned 800,000 (6.2% of the class)
  Comment: The Reporting Person's 6.2% ownership interest is based on 12,999,710 outstanding shares of the Issuer as of August 6, 2025.

## Item 1. Issuer
Name of issuer: Cartesian Growth Corporation II
Address of issuer's principal executive offices: 505 Fifth Avenue, 15th Floor, New York, NY 10017

## Item 2. Person Filing
Name of person filing:
i) MMCAP International Inc. SPC
ii) MM Asset Management Inc.
Address of principal business office or, if none, residence:
i) c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P. O. Box 1348, Grand Cayman KY1-1108, Cayman Islands
ii) 161 Bay Street, TD Canada Trust Tower, Suite 2240, Toronto, Ontario M5J 2S1 Canada
Citizenship:
i) Cayman Islands
ii) Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 800,000
Percent of class: 6.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 800,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 800,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1.01 JOINT FILING AGREEMENT

## Signatures
- MMCAP International Inc. SPC: /s/ Ulla Vestergaard, Director (11/06/2025)
- MM Asset Management Inc.: Hillel Meltz, President (11/06/2025)